Exhibit 99.3



TODD SHIPYARDS CORPORATION ANNOUNCES ANNUAL FINANCIAL RESULTS FOR MARCH 30, 2003 AND QUARTERLY DIVIDEND DECLARATION



VIA FACSIMILE                                  CONTACT: DACIA RICHARDSON
TOTAL PAGES - 4                                    SHAREHOLDER RELATIONS
                                                 (206) 623-1635 Ext. 106


SEATTLE, WASHINGTON...June 10, 2003...Todd Shipyards Corporation (the "Company") announced financial results for the fiscal year and fourth quarter ended March 30, 2003. The Company also announced that at a meeting conducted on June 6, 2003, its Board of Directors declared a dividend of ten cents ($0.10) per share to be paid quarterly. The Company had previously announced a dividend of ten cents ($0.10) per share payable on June 23, 2003, to shareholders of record as of June 2, 2003. The next scheduled dividend of ten cents ($0.10) per share will be payable on September 23, 2003 to all shareholders of record as of September 8, 2003 and quarterly thereafter.

 For the fiscal year, the Company reported net income of $4.1 million or $0.74 per diluted share on revenue of $151.8 million. For the quarter ended March 30, 2003, the Company reported a net loss of $52 thousand or $0.01 per diluted share on revenue of $30.1 million. The results for the fourth quarter were affected by difficulties the Company encountered in completing a fixed priced project that began late in the third quarter. The unfavorable results on completing this project reduced pre-tax income for the quarter by approximately $1.7 million. In addition, fourth quarter results were impacted unfavorably by a $0.6 million net environmental remediation expense.

In announcing the results, Stephen G. Welch, Chief Executive Officer of Todd stated "For the second straight quarter, we performed poorly in completing fixed priced projects. We are working to correct these deficiencies."

In the prior fiscal year ended March 31, 2002, the Company reported net income of $7.0 million or $1.03 per diluted share on revenue of $121.9 million. For the quarter ended March 31, 2002, the Company reported net income of $1.1 million or $0.21 per diluted share on revenue of $29.1 million. Per share calculations for the fiscal year ended March 30, 2003 were impacted favorably by the Company's share repurchase of 4.1 million shares of its common stock that occurred during the second quarter of the prior fiscal year.

For the fiscal year ended March 30, 2003 the Company reported income before income taxes of $6.3 million. For the quarter ended March 30, 2003, the Company reported a loss before income taxes of $0.1 million. For the fiscal year and fourth quarter ended March 31, 2002, the Company reported income before income taxes of $10.9 million and $1.8 million, respectively. The decrease in income before income taxes for both the fiscal year and fourth quarter ended March 30, 2003 was primarily attributable to higher than planned direct costs on several fixed priced projects that began in the third quarter. The impact of these cost increases, which had no corresponding revenue associated with them, reduced income before income taxes by $3.7 million and $1.7 million, respectively, for the fiscal year and quarter ended March 30, 2003. As previously mentioned, the net environmental remediation expense reduced income before income taxes by $0.6 million for both the fiscal year and quarter then ending. Also contributing to the full year decrease in income before income taxes was a non-recurring, non-cash charge of $0.8 million arising from the settlement of a portion of the Company's pension liabilities. The Company previously reported this pension settlement in its third quarter results.

The Company's fiscal year 2003 revenue of $151.8 million reflects an increase of $29.9 million, or 24% from fiscal year 2002 levels, while fourth quarter revenue of $30.1 million reflects a moderate increase of $1.0 million, or 3% when compared to fiscal year 2002 fourth quarter results. Revenue increased for the full year primarily due to the simultaneous execution of repair and overhaul work under the Company's three U.S. Navy phased maintenance contracts that occurred during the first and second quarters. The moderate revenue increase experienced in the fourth quarter of fiscal year 2003 is primarily due to the fluctuations in the size and number of bidding opportunities available to the Company.

For the fiscal year ended March 30, 2003, the Company reported operating income of $5.1 million. For the quarter then ended, the Company reported an operating loss of $0.3 million. For the preceding fiscal year and quarter ended March 31, 2002, the Company reported operating income of $6.9 million and $1.5 million, respectively. The decline in operating income, as previously mentioned, was primarily attributable to unplanned increases in direct costs on several fixed priced projects, the net environmental remediation expense and the non-cash charge arising from the settlement of a portion of the Company's pension liabilities.

The Company reported investment and other income of $1.2 million, as well as a slight net loss on the sale of available-for-sale securities of $9 thousand for the fiscal year ended March 30, 2003. For the quarter then ended, the Company had investment and other income of $0.3 million, partially offset by a net loss on the sale of available-for-sale securities of $0.2 million. In the prior year period ended March 31, 2002, the Company had investment and other income, and net gains on the sale of available-for-sale securities of $4.0 million for the fiscal year, and $0.3 million for the fourth quarter. The decrease in investment and other income, and net gains on the sale of available-for-sale securities reported for the fiscal year and quarter ended March 30, 2003 from prior year levels primarily reflects the reduction in average funds available for investment purposes following the share repurchase in fiscal year 2002, as well as lower investment yields generally available in the market.

For the fiscal year ended March 30, 2003 the Company recorded federal income tax expense of $2.2 million. For the quarter then ended, the Company recorded a federal income tax benefit of $0.1 million. In the preceding fiscal year and fourth quarter ended March 31, 2002 the Company recorded $3.9 million and $0.7 million, respectively, in federal income tax expense.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include both general economic risks and uncertainties and matters, which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended March 30, 2003 and March 31, 2002
(in thousands of dollars, except per share data)

                                    Quarter Ended          Year Ended
                                   3/30/03  3/31/02       3/30/03    3/31/02

Revenue                           $ 30,128   29,130      $151,811   $121,945

Operating expenses:
Cost of revenue                     21,781   19,925       109,406     84,787
Administrative and manufacturing
 overhead expenses                   8,019    7,698        36,832     30,721
Provision for environmental reserve    600        -           600          -
Other - Insurance settlements            -        -          (125)      (465)
Total operating expenses            30,400   27,623       146,713    115,043

Operating income (loss)               (272)   1,507         5,098      6,902

Investment and other income            312      265         1,240      1,816
Gain (loss) on sales of
 available-for-sale securities        (174)      44            (9)     2,216

Income (loss) before income taxes     (134)   1,816         6,329     10,934
Income tax expense (benefit)           (82)     695         2,219      3,916

Net income (loss)                     $(52)  $1,121        $4,110     $7,018

Net income (loss) per common share:
  Diluted                           $(0.01)   $0.21         $0.74      $1.03

Number of shares used in the
 calculation of earnings per share
 (thousands)                         5,277    5,463         5,553      6,827

A copy of the Company's financial statements for the year ended March 30, 2003 will be filed with the Securities & Exchange Commission as part of its Annual Report on Form 10-K. The Company's Form 10-K should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
Periods ended March 30, 2003 and March 31, 2002
(in thousands of dollars)

                                                    Year Ended
                                               3/30/03      3/31/02

ASSETS
Cash and cash equivalents                      $ 9,053      $17,545
Securities available-for-sale                   32,126       13,841
Accounts receivable, net                         8,250       15,824
Other                                            8,953        7,691
Total Current Assets                            58,382       54,901

Property, plant and equipment, net              16,634       16,595
Deferred pension asset                          29,709       30,823
Insurance receivable                            32,427       26,798
Other long term assets                           4,428        4,563
Total Assets                                  $141,580     $133,680

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable             $14,667      $14,908
Other                                            1,357        2,864
Total Current Liabilities                       16,024       17,772

Environmental and other reserves                35,055       28,467
Accrued postretirement benefits                 16,588       17,404
Other non-current                                4,379        4,040
Total Liabilities                               72,046       67,683

Total stockholders' equity                      69,534       65,997
Total liabilities and stockholders' equity    $141,580     $133,680

A copy of the Company's financial statements for the year ended March 30, 2003 will be filed with the Securities & Exchange Commission as part of its Annual Report on Form 10-K. The Company's Form 10-K should be read in conjunction with this balance sheet information.